Exhibit 4.21

[•], 2018

To

Polat Maden

Polat Maden Sanayi ve Ticaret A.S. (Collectively, "Polat Maden")

Istanbul, Turkey

Dear Enver Sever, Siamak Jalili, Didem Polat

Following our discussions, here are the terms agreed between us with respect to quartz supply on a nonexclusive basis by Polat Maden to Caesarstone Ltd. and its subsidiaries and affiliates (collectively, "Caesarstone") for its utilization in Caesarstone's manufacturing facilities worldwide, starting Jan 1, 2018 and until December 31, 2018. Upon both parties' signing on at the bottom of this letter agreement (this "Letter Agreement"), it will constitute a binding framework agreement between Polat Maden and Caesarstone, under which Caesarstone will be entitled (but not obligated) to submit purchase orders ("Purchase Orders"). Polat Maden undertakes to comply with any applicable laws and regulations with respect to the Products and services provided herein.

1. Estimated Quantities and binding orders and supply

Caesarstone's working plan for year 2018 is as follows:

Product		Quantity 2018
1	*	*
2	*	*
3	*	*
4	*	*
5	*	*
6	*	*

The above is Caesarstone's working plan with a non-binding purchases projection from Polat Maden for year 2018 (the "Estimated Quantities") for the abovementioned products (the "Products"); however, such Estimated Quantities will be binding upon Polat Maden with respect to their availability during 2018. Caesarstone's actual orders may significantly differ from the Estimated Quantities. Caesarstone will be entitled to deliver to Polat Maden a binding Purchase Order on a monthly basis, and Polat Maden shall be committed to supply to Caesarstone all such Purchase Orders (in accordance with the timeframe and Products' quality standards and specifications set in writing by Caesarstone at its sole discretion) up to the Estimated Quantities.

2. Prices – For actual quantities of the Products that shall be ordered by Caesarstone during year 2018, Polat Maden will charge from Caesarstone US$* (* US Dollars and * Cents) per ton, FOB Izmir.

3. Payment terms – for Products that shall be ordered by Caesarstone during year 2018 payment terms shall be *.

4. The products will be supplied by Polat Maden in a timely manner and in accordance with Caesarstone's quality standards, packing and delivery instructions and specifications as will be updated by Caesarstone in writing from time to time as Caesarstone's sole discretion, in accordance with each Caesarstone's purchase order. Any Purchase Order not delivered on time at its destination (Izmir Port FOB) shall entitle Caesarstone, at its own election, to cancel such Purchase Order (in addition to any right it may be entitled to) without any liability, unless such Purchase Order was delivered prior to the issuance by Caesarstone of a notice of cancellation, and Polat Maden shall not have any claim with respect to such cancellation. Polat Maden shall be fully responsible for any incompatibility or defects of the Products. Notwithstanding the aforementioned, Polat Maden shall not be responsible only to such defects which were caused during and directly from the negligence or malfunctioning of the Product's forwarder. Upon indication of incompatibility in a Product identified by Caesarstone and notifies such incompatibility notification to Polat Maden (an "Incompatibility Notification"), Polat Maden shall be entitled to examine such Products at the applicable Facility within 30 days of receipt of the Incompatibility Notification; provided however, that it has notified Caesarstone in writing of its intention to conduct such examination within 10 days of receipt of the Incompatibility Notification. Thereafter, Polat Maden shall be obliged to immediately, at Caesarstone's sole discretion, either: (1) replace such Product in the next shipment, or (2) issue a full refund/credit therefor. In addition Polat Maden shall either collect the defected Products from the Facility within 45 days of Caesarstone's requirement, or pay Caesarstone's all costs and expenses incurred by it in relation to the disposal of such Products.

5. Polat Maden will maintain in confidence the terms of this agreement as well as any other information delivered to Polat Maden by Caesarstone without time limitation.

6. This agreement and its performance will be governed by the English law and subject to the jurisdiction of the competent courts in England. Without derogating from the generality and validity of the foregoing, Caesarstone shall be entitled, at its sole discretion, to initiate legal proceedings related to this Agreement in Turkey, and in such case only same proceeding will be subject to the jurisdiction of the competent courts in Turkey.

7. This Agreement constitutes the entire agreement between Polat Maden and Caesarstone, and all prior agreements, understandings and/or commitments of any of the parties, whether in writing or verbal, with respect to the matters covered herein are superseded and null.

8. Polat Maden hereby acknowledges that Caesarstone is a public company traded on NASDAQ and it is aware (and that its representatives who are apprised of this matter have been or will be advised) that U.S. securities laws restrict persons with material non-public information about a company obtained directly or indirectly from that company from purchasing or selling securities of such company and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.  Polat Maden agrees to comply with such laws and recognizes that Caesarstone will be damaged by his non-compliance.  In addition, Polat Maden hereby acknowledges that unauthorized disclosure of confidential information may be in violation of the securities laws.

9. Polat Maden may not assign, delegate or transfer this Agreement or any of its obligations hereunder, without the prior written consent of Caesarstone.

10. Any amendment or modification of this Agreement shall be effective if mutually agreed upon by the parties, made in writing and constituted an appendix as an integral part of the Agreement.

Please indicate your agreement with the above terms by signing both counterparts of this Letter Agreement as provided below and return one fully executed copy to us.
________________________
Caesarstone Ltd.
By: Raanan Zilberman, Yair Averbuch
Title: CEO, CFO
Date: 21.1.2018

We hereby approve our consent to all of the above. _____________________ Polat Maden By: Siamak Jalil- Enver Sever Title: Sales Manager- General Manager Date: _______________________